For Immediate Release                        NEWS RELEASE


Contacts:
Paul McDonald or John Crawford               John Ingoldsby
The Aristotle Corporation                    Ingoldsby Investor Relations, Inc.
Phone: 203- 867-4090                         Phone 508-359-2280
paul.mcdonald@snet.net                       Fax: 508-359-4529
----------------------
john.j.crawford@snet.net                     iir@mediaone.net

               THE ARISTOTLE CORPORATION ANNOUNCES ANNUAL MEETING
                           AND THIRD QUARTER EARNINGS

     New Haven, Connecticut, May 16, 2002-- The Aristotle Corporation (NASDAQ:
ARTL) announced today that its annual meeting of stockholders will be held on June 17, 2002 at 3:30 p.m. at the New Haven Lawn Club. The meeting will consider the proposed merger between Aristotle and Nasco International, Inc. (Nasco) and other corporate matters detailed in its proxy statement-prospectus which will be mailed on or about May 24, 2002. Stockholders of record at the close of business on May 23, 2002 will be entitled to vote at the annual meeting.

     On November 28, 2001, Aristotle announced that it had entered into a merger agreement pursuant to which the privately-held Nasco, which had net sales of $162 million for the year ended December 31, 2001, will merge with Aristotle. Under the terms of the proposed merger, each Aristotle public shareholder will continue to own whatever shares of Aristotle common stock he or she owned on a record date to be set prior to the merger and will receive an identical number of shares of a newly issued Series I preferred stock which will have a stated value of $6.00 and accrue dividends at an 11% annual rate. After the merger, Geneve Corporation, a private company which is the indirect parent of Nasco and which currently owns 51% of Aristotle, will be the beneficial owner of approximately 90% of the combined companies.

     Aristotle also announced today that net income for the third quarter ended March 31, 2002 was $30,000 or $.02 per diluted share, compared with $18,000 or $.01 per diluted share during the same period in 2001. Earnings for the three months ended March 31, 2001, excluding the $121,000 impact of the amortization of goodwill, would have been $139,000, or $.07 per diluted share. Effective July 1, 2001, Aristotle adopted Statement of Financial Accounting Standard No. 142 ("SFAS 142"), "Goodwill and Other Intangible Assets." Under SFAS 142, goodwill is no longer subject to amortization over its estimated useful life but is instead subject to annual impairment testing. Net sales for the quarter ended March 31, 2002 were $2,583,000, an 18% increase over the $2,184,000 for the three months ended March 31, 2001.

     For the nine months ended March 31, 2002, net income was $636,000, or $.33 per diluted share, compared with $367,000, or $.19 per diluted share, for the same period in fiscal 2001. Excluding the $310,000 impact of the amortization of goodwill, earnings for the nine months in 2001 would have been $677,000 or $.35 per diluted share. Net sales for the nine-month period of fiscal 2002 increased 24% to $7,449,000 from $5,994,000 for the same period of fiscal 2001.

     "The fiscal 2002 third quarter earnings were impacted by the previously announced tax settlement with the Internal Revenue Service which resulted in an earnings reduction of approximately $280,000, or $.14 per diluted share," said Paul McDonald, Aristotle's Chief Financial Officer. "Simulaids' performance remained strong with net sales growth of 26% and operating income growth of 53% during the quarter. However, the Simulaids increase was partially offset by a loss at our other operating subsidiary, Safe Passage International, where sales continued below plan and reflected no orders from the Federal Aviation Administration ("FAA") or the Transportation Security Administration ("TSA"). Safe Passage management expects to participate in the awarding of certain contracts from the FAA or TSA during the next few months. If Safe Passage does not receive significant business, including from the FAA or TSA, during the current fiscal quarter, the Safe Passage goodwill may be written off, in whole or in part, by the Company under SFAS 142 at its June 30, 2002 year-end."

ABOUT ARISTOTLE
---------------

     The Aristotle Corporation, founded in 1986 and headquartered in New Haven, CT, is a holding company currently consisting of two operating subsidiaries. Simulaids, Inc. (www.simulaids.com), based in Woodstock, NY, designs, manufactures and markets health and medical education teaching aids, such as manikins and simulation kits, used for training in CPR, emergency rescue and patient care by institutions such as fire departments and medical schools. Safe Passage International, Inc. (www.safe-passage.com), based in Rochester, NY, develops and distributes computer-based training products to government and industry clients. Aristotle has approximately 85 employees. Aristotle had total assets of $16.2 million and net worth of $13.3 million as of March 31, 2002. There are 1.9 million shares of common stock outstanding and approximately 4,000 shareholders.

                   -------------------------------------------

       SAFE HARBOR UNDER PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

     To the extent that any of the statements contained in this release are forward-looking, such statements are based on current expectations that involve a number of uncertainties and risks. Aristotle cautions investors that there can be no assurance that actual results or business conditions will not differ materially from those projected or suggested in such forward-looking statements as a result of various factors, including, but not limited to, the following:
(i) the ability of Aristotle to obtain financing and additional capital to fund its business strategy on acceptable terms, if at all; (ii) the ability of Aristotle to consummate the proposed merger with Nasco; (iii) the ability of Aristotle to retain and take advantage of its net operating tax loss carryforward position; (iv) the ability of Aristotle to manage Simulaids, Safe Passage and any other acquired or to be acquired companies; and (v) general economic conditions. As a result, Aristotle's future development efforts involve a high degree of risk. For further information, please see Aristotle's filings with the Securities and Exchange Commission, including its Forms 10-K and 10-Q.


CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
-----------------------------------------------
(unaudited)

                                                     Three Months                         Nine Months
                                                    Ended March 31,                      Ended March 31,
                                                2002               2001              2002               2001
                                                ----               ----              ----               ----

                                                   (In thousands*)                      (In thousands*)
Net revenue                                $      2,583       $      2,184      $     7,449       $     5,994
Cost of goods sold                                1,284              1,138            3,743             3,135
                                           ------------       ------------      -----------       -----------
Gross profit                                      1,299              1,046            3,706             2,859

Operating expenses                                  744                947            2,585             2,365
Goodwill amortization                                --                121               --               310
                                           ------------       ------------      -----------       -----------
Operating income                                    555                (22)           1,121               184
                                           ------------       ------------      -----------       -----------

Other income (expense), net                        (335)                64             (281)              195
                                           ------------       ------------      -----------       -----------
Income from operations before
    taxes and minority interest                     220                 42              840               379

Income tax expense                                 (190)               (24)            (204)              (47)
                                           ------------       ------------      -----------       -----------
Income from operations before
minority interest                                    30                 18              636               332

Minority interest                                    --                 --               --                35

Net income                                 $         30       $         18     $        636      $        367
                                           ============       ============     ============      ============

Net income per common share:
   Basic                                   $        .02       $        .01     $        .33      $        .19
                                           ============       ============     ============      ============
   Diluted                                          .02       $        .01     $        .33      $        .19
                                           ============       ============     ============      ============

Weighted average shares:
  Basic                                       1,931,581          1,888,710        1,906,499         1,887,463
  Diluted                                     1,988,870          1,913,310        1,948,125         1,914,111
*Except share and per share amounts


CONDENSED CONSOLIDATED BALANCE SHEETS                                       March  31,        June 30,
-------------------------------------                                         2002               2001
                                                                              ----               ----
                                                                                   (In thousands)
ASSETS
------
Cash and marketable securities                                              $   4,355         $   4,944
Accounts receivable                                                               949               651
Inventories                                                                     1,042               854
Property, plant and equipment                                                   1,559             1,547
Goodwill                                                                        6,768             6,768
Other assets                                                                    1,509               144
                                                                            ---------         ---------
                                                                            $  16,182         $  14,908
                                                                            =========         =========
LIABILITIES AND STOCKHOLDERS' EQUITY
------------------------------------
Current maturities of long-term debt and other current liabilities          $   2,275         $   1,838
Long-term debt, less current maturities                                           637               702
Stockholders' equity                                                           13,270            12,368
                                                                            ---------         ---------
                                                                            $  16,182         $  14,908
                                                                            =========         =========